Exhibit 99.1

Draganfly and Autonome Labs Announce Teaming Agreement to Deliver UAV-Based Demining Mesh Deployment Solution

Tampa, FL – May 1, 2025 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”) an industry-leading developer of drone solutions and systems is pleased to announce a strategic teaming agreement with Autonome Labs, a humanitarian tech innovator, to develop an integrated aerial deployment solution for M.A.G.I.C, (Mine and Ground Inert Clearance) Autonome’s groundbreaking mesh-based demining system.

The collaboration will pair Draganfly’s Heavy Lift drone platform with Autonome’s M.A.G.I.C. system to safely and efficiently deploy demining mesh designed to detonate and neutralize landmines across hazardous terrain. This joint solution enables rapid clearance of explosive threats, significantly reducing risk to human demining teams and accelerating the restoration of safe, usable land.

“This partnership reflects the best of what our technology is capable of, saving lives, rebuilding communities, and bringing hope where it’s needed most,” said Cameron Chell, CEO of Draganfly. “Working with Autonome Labs allows us to deliver real-world impact in some of the most challenging environments.”

The Heavy Lift drone platform, engineered for accuracy and high-capacity transport, will be adapted to support low-altitude, precision deployment of Autonome’s smart mesh system.

“Our collaboration with Draganfly represents a critical step forward in the way autonomous technologies are deployed in high-risk environments,” said Kyle Debanks, COO of Autonome Labs. “By combining our smart demining mesh system with Draganfly’s proven drone platform, we’re enabling a safer, more scalable solution for clearing dangerous terrain—ultimately protecting lives and restoring access to vital land.”

Initial integration and testing will begin in 2025, with plans to pilot the system in post-conflict regions later in the year.

About Autonome Labs

Autonome Labs is a technology company specializing in advanced autonomous and robotic systems for complex and high-stakes environments. With a mission to transform industries through safe, reliable, and AI-driven solutions, Autonome develops cutting-edge technologies that address real-world challenges—from automated drone platforms to autonomous firefighting robots and intelligent systems designed for extreme conditions. By combining deep technical expertise with a forward-thinking approach, Autonome Labs delivers scalable solutions that enhance safety, efficiency, and operational performance across a wide range of industries.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is a pioneer in drone solutions, AI-driven software, and robotics. With over 25 years of innovation, Draganfly has been at the forefront of drone technology, providing solutions for public safety, agriculture, industrial inspections, security, mapping, and surveying. The Company is committed to delivering efficient, reliable, and industry-leading technology that helps organizations save time, money, and lives.

For more information, visit www.draganfly.com.

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This news release contains statements that constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs, and current expectations of the Company with respect to future business activities and operating performance. Often, but not always, forward-looking information and forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the foregoing) be taken, occur, be achieved, or come to pass. Forward-looking information includes information regarding: the anticipated benefits of, and estimated revenue to be generated by, the teaming agreement; the integration of technology and products between Draganfly and Autonome; the timeline to develop, integrate and begin testing an an integrated aerial deployment solution for M.A.G.I.C; the business plans and expectations of the Company; and expectations for other economic, business, and/or competitive factors. Forward-looking information is based on currently available competitive, financial, and economic data and operating plans, strategies, or beliefs of management as of the date of this news release, but involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors may be based on information currently available to the Company, including information obtained from third-party industry analysts and other third-party sources, and are based on management’s current expectations or beliefs. Any and all forward-looking information contained in this news release is expressly qualified by this cautionary statement. Investors are cautioned that forward-looking information is not based on historical facts but instead reflects expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Forward-looking information and forward-looking statements reflect the Company’s current beliefs and is based on information currently available to it and on assumptions it believes to be not unreasonable in light of all of the circumstances. In some instances, material factors or assumptions are discussed in this news release in connection with statements containing forward-looking information. Such material factors and assumptions include, but are not limited to: the anticipated benefits and revenues of the agreement to Draganfly; meeting the continued listing requirements of the Nasdaq; and including, but not limited to, those factors set forth in the Company’s 20-F (equivalent to an Annual Information Form) under the section “Risk Factors” and Draganfly’s most recent filings in accordance with securities regulations in Canada on the SEDAR+ website at www.sedarplus.ca. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. The forward-looking information contained herein is made as of the date of this news release and, other than as required by law, the Company disclaims any obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such information.

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